UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2013

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

TO THE CNMV (SECURITIES EXCHANGE COMMISSION)

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Exchange legislation, hereby files the following

RELEVANT EVENT

BBVA reports that the Board of Directors meeting, 31st January 2013, has resolved to call the Annual General Meeting of Shareholders to be held in Bilbao, at Palacio Euskalduna, calle Abandoibarra number 4 on 14th March 2013, at 12:00 at first summons, and in the same place at the same time on 15th March 2013 at second summons. It will have the following agenda:

Madrid, 31st January 2013

2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS

AGENDA

ONE.- Examination and approval of the Annual Financial Statements (balance sheet, income statement, statement of changes in net equity, cash flow statement and annual report) and the Management Reports for Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated Group. Allocation of profits. Approval of corporate management. All these refer to the year ending 31st December 2012.

TWO.- Adoption of the following resolutions on the re-election of members to the Board of Directors:

2.1.	Re-election of Mr Francisco González Rodríguez

2.2.	Re-election of Mr Ángel Cano Fernández

2.3.	Re-election of Mr Ramón Bustamante y de la Mora

2.4.	Re-election of Mr Ignacio Ferrero Jordi

Pursuant to paragraph 2 of article 34 of the Company Bylaws, determination of the number of directors at whatever the number may be in compliance with the resolutions adopted under this agenda item, which will be reported to the General Meeting for all due effects.

THREE.- Approval of the common terms of merger between the companies Banco Bilbao Vizcaya Argentaria, S.A. (absorbing company) and Unnim Banc, S.A., Sociedad Unipersonal (absorbed company). Approval of the balance sheet of Banco Bilbao Vizcaya Argentaria, S.A. for the year ending 31st December 2012, verified by the Company Auditors, as merger balance sheet. Approval of the merger between the companies Banco Bilbao Vizcaya Argentaria, S.A. (absorbing company) and Unnim Banc, S.A., Sociedad Unipersonal (absorbed company), pursuant to the provisions in said common terms of merger approved and undersigned by the Boards of Directors of the merging companies. Inclusion of the merger under the special tax regulations established in Chapter VIII of Title VII of the Corporate Income Tax Act (consolidated text), adopted by Royal Legislative Decree 4/2004, 5th March.

FOUR.- Approve two capital increases chargeable to reserves in order to comply with the shareholder remuneration schedule:

4.1. Increase the share capital by the amount to be determined according to the terms of the resolution, by issuance of new ordinary shares each with a nominal value of forty-nine euro cents (€0.49), without issue premium, of the same class and series as the shares currently outstanding, to be charged to voluntary reserves coming from undistributed earnings. Commitment to purchase shareholders’ free allocation rights at a guaranteed price. Express provision for the possibility of the capital increase being undersubscribed. Conferral of authority on the Board of Directors to set the conditions of the increase insofar as these are not established by this General Meeting, to take the measures necessary for its execution and to adapt the wording of article 5 of the Company Bylaws to the new figure for share capital. Request the competent Spanish and non-Spanish authorities for the new shares to be listed for trading on the Madrid, Barcelona, Bilbao and Valencia securities exchanges, over the SIBE electronic trading platform, and on the non-Spanish exchanges on which the Banco Bilbao Vizcaya Argentaria, S.A. shares are already listed, in the form required by each one.

4.2. Increase the share capital by the amount to be determined according to the terms of the resolution, by issuance of new ordinary shares each with a nominal value of forty-nine euro cents (€0.49), without issue premium, of the same class and series as the shares currently outstanding, to be charged to voluntary reserves coming from undistributed earnings. Commitment to purchase shareholders’ free allocation rights at a guaranteed price. Express provision for the possibility of the capital increase being undersubscribed. Conferral of authority on the Board of Directors to set the conditions of the increase insofar as these are not established by this General Meeting, to take the measures necessary for its execution and to adapt the wording of article 5 of the Company Bylaws to the new figure for share capital. Request the competent Spanish and non-Spanish authorities for the new shares to be listed for trading on the Madrid, Barcelona, Bilbao and Valencia securities exchanges, over the SIBE electronic trading platform, and on the non-Spanish exchanges on which the Banco Bilbao Vizcaya Argentaria, S.A. shares are already listed, in the form required by each one.

FIVE- Approval of the conditions of the variable scheme of remuneration with BBVA shares for 2013 for the management team, including executive directors and members of the senior management.

SIX.- Re-election of the firm to audit the accounts of Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated Group in 2013.

SEVEN.- Approval of the corporate website (www.bbva.com).

EIGHT.- Conferral of authority on the Board of Directors, which may in turn delegate said authority, to formalise, correct, interpret and implement the resolutions adopted by the General Meeting.

NINE.- Consultative vote on the Report on the BBVA Board of Directors remuneration policy.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 1, 2013	By:	/s/ Domingo Armengol Calvo
	Name:	Domingo Armengol Calvo
	Title:	Authorized representative